UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/20 (MM/DD/YY) AND ENDING 4/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PTR, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Haddon Avenue, Suite 108
(No. and Street)

Collingswood (City) NJ (State) 08108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown PC
(Name – *if individual, state last, first, middle name*)

1835 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Crompton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PTR, Inc., as of April 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
MICHAEL BERK, Notary Public
Bucks County
My Commission Expires October 13, 2022
Commission Number 1258131

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

On Jul 29, 2021, at 4:06 PM, Anthony Chiaverelli <chiv@aol.com> wrote:

PTR, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
WITH THE REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
APRIL 30, 2021

PTR, INC.
April 30, 2021

CONTENTS

withum+
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder,
PTR, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PTR, Inc. (the "Company"), as of April 30, 2021, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2021, and the results of its operations and its cash flows for the year ended April 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

July 30, 2021

PTR, INC.
Statement of Financial Condition
April 30, 2021

ASSETS

Cash and Cash Equivalents	$ 872,727
Accounts Receivable, Net	350,489
Restricted Cash – Clearing Deposit	304,902
Deferred Tax Asset	238,576
Property and Equipment, Net of Accumulated Depreciation	32,669
Right of Use Asset	16,766
Other Assets	69,210
TOTAL ASSETS	$ 1,885,339

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts Payable and Accrued Expenses	$ 915,516
Payable to Parent	6,999
Lease Liability	18,517
PPP Loan Payable	282,591
TOTAL LIABILITIES	1,223,623
Stockholder's Equity	
Common stock, $1 par value - authorized 10,000 shares; issued and outstanding 1 share	1
Additional Paid in Capital	14,999
Retained Earnings	646,716
Total Stockholder's Equity	661,716
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,885,339

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Operations
For the Year Ended April 30, 2021

Revenues	
Commissions	$ 2,200,640
Rebate Revenue	354,469
Interest Income	155
Other Income	22,821
TOTAL REVENUES	2,578,085
Expenses	
Employee Compensation and Benefits	2,110,105
Commissions, Exchange and Registration Fees	827,154
Occupancy Expense	47,724
Other Expenses	365,584
TOTAL EXPENSES	3,350,567
Loss before Income Taxes	(772,482)
Income Tax Benefit	162,221
LOSS FROM OPERATIONS	(610,261)
Other Income	
PPP Grant Income	491,300
NET LOSS	$ (118,961)

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended April 30, 2021

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Beginning Balance, May 1, 2020	$ 1	$ 14,999	$ 765,677	$ 780,677
Dividends	0	0	0	0
Net Loss	0	0	(118,961)	(118,961)
Ending Balance, April 30, 2021	$ 1	$ 14,999	$ 646,716	$ 661,716

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Cash Flows
For the Year Ended April 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ (118,961)
Adjustments to Reconcile Net Loss to Net Cash Flows Used by Operating Activities	
Depreciation	12,000
PPP Grant Income	(491,300)
Decrease (Increase) in Assets	
Accounts Receivable	(41,855)
Right of Use Asset	20,712
Other Assets	(189,319)
Increase (Decrease) in Liabilities	
Accounts Payable and Accrued Expenses	211,913
Payable to Affiliate	(15,073)
Lease Liability	(20,220)
Net Cash Flows Used by Operating Activities	(632,103)
Cash Flows From Financing Activities:	
Proceeds from PPP Loans	773,891
Net Increase in Cash, Cash Equivalents and Restricted Cash	141,788
Cash, Cash Equivalents and Restricted Cash, Beginning of Year	1,035,841
Cash, Cash Equivalents and Restricted Cash, End of Year	$ 1,177,629

Reconciliation of Cash, Cash Equivalents and Restricted Cash as reported within the Statement of Financial Condition to the amounts in the Statement of Cash Flows:

Cash and Cash Equivalents	$ 872,727
Restricted Cash – Clearing Deposit	$ 304,902
Total Cash, Cash Equivalents, and Restricted Cash shown in the Statement of Cash Flows	$ 1,177,629

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Notes to Financial Statements
April 30, 2021

NOTE 1 - Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange MKT LLC ("NYSE MKT"), the International Securities Exchange ("ISE"), and NASDAQ OMX PHLX ("PHLX"). The Company is a Pennsylvania Corporation that provides brokerage services to its customers located throughout the United States. The Company is a wholly owned subsidiary of James Crompton, Inc.

In connection with the Company's assessment of going concern considerations in accordance with ASU 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern", as of April 30, 2021, management has determined that the Company has access to funds from James Crompton, Inc. that are sufficient to fund the working capital needs of the Company, at a minimum of one year from the date of issuance of these financial statements, should a capital contribution be necessary.

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The Company maintains cash balances at a financial institution. Both interest and non-interest bearing accounts with the same depository institution will be insured by the Federal Deposit Insurance Corporation for a combined total of $250,000. In the normal course of business, the Company may have deposits that exceed the insured balance in its interest and non-interest bearing accounts.

Restricted Cash - Restricted cash consists of contractually restricted account balances held at the Company's clearing broker. The Company accounts for restricted cash based upon Accounting Standards Update ASU 2016-18. Accordingly, the cash balances in the accompanying Statement of Cash Flows include those amounts that are deemed to be restricted cash. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Accounts Receivable - The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses.* FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Accounts Receivable (Continued) - The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is provided on the accelerated method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation are:

Equipment	5 Years
Automobiles	5 Years

Long-Lived Assets - As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. There was no impairment loss noted as of April 30, 2021.

Revenue Recognition - Contracts with Customers - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Interest income received from clearing broker relates to interest earned on the Company's deposit balance and is recorded monthly as reflected on the clearing broker statement.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based GAAP governing revenue recognition with a principles-based approach.

The core principle in the new guidance is that a company should recognize revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. The Company applies the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition - Contracts with Customers (Continued) - The Company provides equity and option execution services on the floors of several stock and option exchanges on behalf of registered broker-dealers. The Company is paid a fee by the broker-dealers based on the number of transactions executed and the number of stock shares or option contracts in each transaction. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company invoices its clients monthly in arrears and accrues the fee revenue as commissions in the month in which the transactions were executed on a trade date basis.

The Company also directs equity order flow to certain stock exchanges for which it earns rebate revenue. The Company does not maintain contracts with the exchanges delineating the rebate arrangement. Rebate revenue is recognized when the orders are executed by the exchange on a trade date basis.

Disaggregation of revenue can be found on the Statement of Operations for the year ended April 30, 2021 by type of revenue stream. As of May 1, 2020 and April 30, 2021, the Company recorded commissions receivable, net of allowance for credit losses, of $308,634 and $294,550, respectively. Payments are due upon receipt of invoice.

Although total revenues may not be materially impacted by the new guidance, management notes changes to the disclosures based on the additional requirements prescribed by ASC 606. There were no contract assets or contract liabilities at May 1, 2020 and April 30, 2021.

Lease Accounting Standard - In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. The new standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal to the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of each type of lease varies. Leases classified as a finance lease will be accounted for using the effective interest method. Under this approach, a lessee amortizes the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate).

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Lease Accounting Standard (Continued) – associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes. The Company believes that the relief provided by the SEC "no action" letter will substantially negate the effect of the application of ASC 842 on the Company's Net Capital position.

The Company maintains two operating leases; one in Collingswood, New Jersey and one in Chicago, Illinois. The Collingswood lease term does not exceed one year and is therefore not subject to the provisions of ASC 842. The lease agreement requires certain payments described in Note 7, Lease Commitments.

At April 30, 2021, the Company's ROU Asset was $16,766 and its Lease Liability was $18,517. The Company recorded $491 in additional rent expense associated with the amortization of the ROU Asset.

Fair Value of Financial Instruments - The carrying amounts for cash and cash equivalents, accounts receivable, deposits with clearing organizations, prepaid expenses, accounts payable and accrued expenses approximate their fair value because of their short-term maturity.

Income Taxes - As required by the *Income Taxes* Topic of the FASB Accounting Standards Codification No. 740 ("FASB ASC 740"), deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities measured using enacted income tax rates and laws that are expected to be in effect when the differences reverse. Valuation allowances are provided on deferred tax assets for which it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company has evaluated the effects of the *Income Taxes* Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740") and has concluded that the Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon a taxing authorities examination. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's management believes it is no longer subject to income tax examinations for years prior to 2017.

NOTE 3 - Property and Equipment

Property and equipment at April 30, 2021 were as follows:

Equipment	$ 18,986
Automobiles	85,365
Total Property and Equipment	104,351
Less: Accumulated Depreciation	71,682
Net Property and Equipment	$ 32,669

Depreciation expense for the year ended April 30, 2021 was $12,000.

NOTE 4 – Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at April 30, 2021 were as follows:

Commissions Payable	$ 846,350
Accrued Expenses	35,810
Accounts Payable	33,336
Total Accounts Payable and Accrued Expenses	$ 915,516

NOTE 5 - Income Taxes

The Company is not a tax paying entity. Its operations are consolidated with its parent, James Crompton, Inc., which pays all taxes due. However, the Company's operations are substantially the entirety of the parent's tax filing and the Company has historically distributed to the parent the entire tax liability due. Similarly, the Company expects that any tax refund paid to the parent will be contributed to the Company. As such, the Company makes tax calculations and records all tax liabilities and all tax refunds as if it were the tax paying entity.

Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income before income taxes primarily because the net effects of state income taxes and expenses deductible for tax purposes that are not deductible for financial reporting purposes.

Under the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), corporations are permitted to carryback net operating losses up to five years. The Company calculated a net operating loss carryback of $772,482 as a result of current year losses. The Company expects it will utilize this provision of the CARES Act resulting in a deferred tax asset of $238,576 as of April 30, 2021.

NOTE 6 - Related Party Transactions

The Company distributes dividends to, and records certain intercompany transactions with, its parent company. At April 30, 2021, the Company reflected a payable to its parent of $6,999.

NOTE 7 - Lease Commitments

The Company leases office space in Collingswood, New Jersey under a non-cancelable operating lease with monthly minimum payments plus common operating expenses, which expires February 28, 2022. Rental expense for the Collingswood office for the year ended April 30, 2021 was $11,225. The minimum payments remaining on the operating lease are $6,500.

The Company also leases office space in Chicago, Illinois under a non-cancelable operating lease with monthly minimum payments plus common operating expenses, which expires February 28, 2022. Rental expense for the Chicago office for the year ended April 30, 2021 was $35,782. The minimum payments remaining on the non-cancelable operating lease are: 2021 - $21,855 and 2022 - $5,964.

NOTE 8 - Retirement Benefits

Substantially all regular full-time employees are eligible to participate in a Company sponsored 401(k) profit sharing plan. An employee may elect to contribute up to 100% of annual compensation subject to certain limits described in the plan document. A matching employer contribution may be made to the plan at the discretion of the Company. For the year ended April 30, 2021, the Company did not make a contribution to the Plan.

NOTE 9 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 10 - Commitments and Contingencies

COVID-19 - In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread globally. While the disruption is currently expected to be temporary, there is uncertainty around the duration. At this stage, we have not experienced any material adverse effect.

NOTE 11 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The minimum net capital requirement is defined as the greater of $100,000 or 6 2/3% of the aggregate indebtedness. At April 30, 2021, the Company had net capital of $267,751 which was $167,751 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 3.44 to 1.

NOTE 12 - Exempt Provisions of Rule 15c3-3

The Company operates under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule.

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control any customer funds or securities at April 30, 2021.

NOTE 13 - Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from clearing securities transactions introduced by the Company. The Deposits with Clearing Organization collateralize the transactions cleared through the clearing broker.

NOTE 14 - Financial Instruments with Off-Balance-Sheet-Risk

In the normal course of business, the Company's customer activities include the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 15 – Paycheck Protection Program Loan

On May 1, 2020 and on March 18, 2021, the Company received the funding of a loan from a lending institution in the aggregate amount of $491,300 and $282,591, respectively, pursuant to the Paycheck Protection Program (the "PPP") under the Federal Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), which was enacted March 27, 2020. The PPP is administered by the U.S. Small Business Administration ("SBA"). The PPP loan matures May 1, 2022 and March 18, 2026, respectively, and bears interest at a rate of 1.0% per year, payable monthly commencing on August 16, 2021. The loan may be prepaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

The Company concluded that the May 2020 PPP loan should be accounted for as a government grant. As US GAAP does not contain guidance on the accounting for government grants, the Company is following the guidance in International Accounting Standards 20, ("IAS 20"), Accounting for Government Grants and Disclosure of Government Assistance, by analogy. Under the provisions of IAS 20, "a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan." Under IAS 20, government grants are recognized in income as required activities are undertaken. The Company believes there is reasonable assurance it met the terms of forgiveness. Accordingly, during the year ended April 30, 2021 the Company recognized $491,300 PPP grant income in the accompanying statement of income, and no liability for the PPP Loan is reflected in the accompanying balance sheet.

The 24-week covered period has not yet elapsed for the March 18, 2021 loan, as such, the Company has not yet applied for forgiveness. The Company intends to apply for forgiveness and will record the forgiveness of the loan as a gain on extinguishment in the period in which legal release is received. There is no certainty that any or all of the PPP Loan will be forgiven. As of April 30, 2021, $282,591 of loan payable is included in the balance sheet.

NOTE 16 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from May 1, 2021 through July 31, 2021, the date the financial statements were available to be issued. There were no other events that have been identified which require disclosure.

PTR, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
April 30, 2021

NET CAPITAL		
Total Stockholder's Equity	$ 661,716	
Allowable Credits	160,422	
Total Stockholder's Equity and Allowable Credits		822,138
Deductions		
Non-Allowable Assets		
Receivables from Brokers-Dealers	$ 157,994	
Other Receivables	11,218	
Property and Equipment, Net of Accumulated Depreciation	32,669	
Income Tax Receivable	238,576	
Other Assets	113,930	
Total Deductions		554,387
NET CAPITAL		$ 267,751
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts Payable and Accrued Expenses	$ 913,764	
Payable to Affiliate	6,999	
Excess Lease Liability	1,751	
TOTAL AGGREGATE INDEBTEDNESS		$ 922,514
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required (6 2/3 % x $922,514)		$ 61,501
Minimum Dollar Net Capital Requirement Of Reporting Broker-Dealer		$ 100,000
Net Capital Requirement		$ 100,000
Excess Net Capital		$ 167,751
Net Capital Less 120% of Minimum ($100,000 x 120%)		$ 147,751
Total Aggregate Indebtedness		$ 922,514
Ratio: Aggregate Indebtedness to Net Capital		3.44 to 1

PTR, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(CONTINUED)
April 30, 2021

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF APRIL 30, 2021)

Net Capital, as Reported in Company's Part IIA (Unaudited) FOCUS Report	$ 267,751
Subsequent Adjustments (Increase)/Decrease	
Other Assets	(162,221)
Increase in Net Income	162,221
Change in Net Capital	0
Net Capital per the Preceding	$ 267,751

PTR, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

April 30, 2021

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at April 30, 2021.

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder,
PTR, Inc.:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) PTR, Inc. (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

WithumSmith+Brown, PC

July 30, 2021

MEMBER • NASDAQ PHLX LLC •
NYSE AMERICAN LLC • NASDAQ ISE, LLC

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. PTR Inc. claimed an exemption from SEC Rule 15c3-3 under the provision in paragraph of (k)(2)(ii) throughout the fiscal year May 1, 2020 to April 30, 2021.

2. PTR Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year May 1, 2020 to April 30, 2021 without exception.

Sign: *James Crompton* Date: 7/30/2021

James Crompton, President
PTR Inc.
601 Haddon Avenue, Suite 108
Collingswood, NJ 08108
267-318-7806

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Management and Stockholder,
PTR, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by PTR, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended April 30, 2021. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended April 30, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended April 30, 2021 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended April 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

July 30, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 4/30/2021
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

PTR INC.
601 Haddon Ave
Suite # 108
Collingswood, NJ 08108

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Anthony Chiaverelli 484-278-4423

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$3,794
B.	Less payment made with SIPC-6 filed (**exclude interest**) 11/30/2020 Date Paid	(1,638)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	2,156
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$2,156

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑ $2,156
Total (must be same as F above)

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PTR, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 15 day of June, 20 21.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 5/1/2020 and ending 4/30/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,069,385
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	48,879
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): PPP LOAN FORGIVENESS (Deductions in excess of $100,000 require documentation)	491,300
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	540,179
2d. SIPC Net Operating Revenues	$2,529,206
2e. General Assessment @ .0015	$3,794
	(to page 1, line 2.A.)